For immediate release

Further cautionary announcement

December 15, 2011. Shareholders of Anooraq Resources Corporation (“Anooraq” or the “Company”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) are referred to the cautionary announcements dated 13 May 2011, 28 June 2011, 10 August 2011, 21 September 2011 and 02 November 2011 respectively, relating to the negotiations between Anooraq and Anglo American Platinum Limited (the “Parties”) in respect of a potential restructuring, recapitalization and refinancing transaction between them ("the Bokoni Group transaction").

The Parties have made substantial progress in settling the terms of the Bokoni Group transaction and are currently seeking the requisite corporate and regulatory approvals required to proceed with the transaction process. Once the necessary approvals have been obtained a detailed announcement will be made regarding the Bokoni Group transaction.

As the Bokoni Group transaction process remains ongoing, shareholders are advised to continue to exercise caution when dealing in their Anooraq securities until a further announcement is made.

Johannesburg
15 December 2011

On behalf of Anooraq

Joel Kesler
Executive: Corporate Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Nicola Taylor/Cassidy Parker
Office: +27 11 880 3924
Mobile: +27 82 927 8957/ +27 72 347 2342

Macquarie First South Capital
Annerie Britz/ Yvette Labuschagne/ Melanie de Nysschen
Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Anooraq’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group transaction and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Anooraq believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: that the Bokini Group transaction will receive the necessary regulatory approvals and complete in a timely manner.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to uncertainties related to the completion of the Bokoni Group restructure and refinancing in a timely manner, if at all; and risk that the necessary regulatory and other approvals for the Bokini Group transaction will not be received in a timing manner.

For further information on Anooraq, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and annual information form for the year ended December 31, 2010 and other disclosure documents that are available on SEDAR at www.sedar.com.